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              AS SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION
                           FOR FILING ON JUNE 9, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2 TO


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      AMERICAN DIGITAL COMMUNICATIONS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                   025369-10-9
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                                 (CUSIP Number)


                                John G. Simmonds
                             Simmons Capital Limited
                                580 Granite Court
                            Pickering, Ontario CANADA
                                     L1W 3Z4

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                JANUARY 28, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|




CUSIP NO. 025369-10-9
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    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Simmons Capital Limited
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_| (b)|_|
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS* WC/OO (see Item 3 below)

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada

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                                                7      SOLE VOTING POWER
                                                       5,108,263 (see Item 5)
                 NUMBER OF                      --------------------------------
                  SHARES                        8       SHARED VOTING POWER
               BENEFICIALLY                             N/A
                 OWNED BY                       --------------------------------
                   EACH                         9       SOLE DISPOSITIVE POWER
                 REPORTING                              5,108,263
                  PERSON                        --------------------------------
                   WITH                         10      SHARED DISPOSITIVE POWER
                                                        N/A
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,108,263 (see Item 5)

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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                             |_|
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (see item 5)

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    14     TYPE OF REPORTING PERSON*
           CO
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                                  SCHEDULE 13D

The Schedule 13D filed on November 8, 1996 (the "Schedule 13D") and amended on June 8, 1998 ("Amendment No. 1") on behalf of Simmonds Capital Limited is hereby further amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by inserting the following:

"On October 16, 1998 SCL concluded a debt settlement with Mees Pierson ICS Ltd. which included the agreement that Mees Pierson may foreclose on 4,230,900 common shares of ADC which had been pledged as collateral."

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Item 5. Interest in Securities of the Issuer

The first sentence of Item 5(a) of the Schedule 13D is amended by deleting the reference therein to "7,153,763" and inserting in its stead "3,608,263" and by deleting the reference therein to "29.6%" and inserting in its stead "14.4%" and by deleting the reference therein to "33.9%" and inserting in its stead "19.2%".

Item 5(a)/2/ of the Schedule 13D is amended and restated as follows:

Percentages are based upon an aggregate of 26,627,886 shares outstanding, representing: (1) 25,127,886 shares of Common Stock reported outstanding as of October 2, 1998 in ADC's Quarterly Report on Form 10-QSB for the quarter ended August 31, 1998, and (2) the assumed exercise of 1,000,000 shares of Convertible Preferred Stock, convertible into 1,000,000 shares of Common Stock, and warrants to purchase an aggregate of 500,000 shares of Common Stock, each issued on January 28, 1998.

Item 5(a) of the Schedule 13D is amended by inserting the following paragraph:

"On October 16, 1998 SCL concluded a debt settlement with Mees Pierson ICS Ltd. which included the agreement that Mees Pierson may foreclose on 4,230,900 common shares of ADC which had been pledged as collateral."

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

SIMMONDS CAPITAL LIMITED

October 22, 1998


/s/ David C. O'Kell
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David C. O'Kell, Executive Vice
   President and Secretary